# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope, Inc., CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2445 Augustine Drive, 3rd Floor, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001601531

## Reporting persons
- Accel XII L.P. ("A12"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,102,992; shared voting power 0; sole dispositive power 6,102,992; shared dispositive power 0; aggregate amount beneficially owned 6,102,992 (9.9% of the class)
  Comment: Note to Row 5: 6,102,992 shares issuable upon conversion of Class B common stock, all of which are directly owned by A12. This total excludes 6,927,888 shares issuable upon conversion of Class B common stock because the Reporting Person is prohibited from converting its Class B Shares into Class A Shares to the extent that, following such conversion, the Reporting Person (and its attribution parties) would collectively beneficially own in excess of 9.99% of the outstanding Class A Shares (the "Conversion Restriction Agreement"). Accel XII Associates L.L.C. ("A12A"), the general partner of A12, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 6,102,992 shares issuable upon conversion of Class B common stock, all of which are directly owned by A12. This total excludes 6,927,888 shares issuable upon conversion of Class B common stock due to the Conversion Restriction Agreement. A12A, the general partner of A12, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 61,072,992 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering (including shares issued upon the full exercise by the underwriters of their option to purchase additional shares), as reported in the Issuer's prospectus on Form 424(b)(4) and filed with the Securities and Exchange Commission (the "Commission") on September 18, 2025 (the "Prospectus"), plus (ii) 6,102,992 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by A12. This total excludes 6,927,888 shares issuable upon conversion of Class B common stock held by A12 due to the Conversion Restriction Agreement.
- Accel XII Strategic Partners L.P. ("A12SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 675,644; shared voting power 0; sole dispositive power 675,644; shared dispositive power 0; aggregate amount beneficially owned 675,644 (1.2% of the class)
  Comment: Note to Row 5: 675,644 shares issuable upon conversion of Class B common stock, all of which are directly owned by A12SP. A12A, the general partner of A12SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 675,644 shares issuable upon conversion of Class B common stock, all of which are directly owned by A12SP. A12A, the general partner of A12SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 55,645,644 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 675,644 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by A12SP.
- Accel XII Associates L.L.C. ("A12A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,102,992; shared voting power 0; sole dispositive power 6,102,992; shared dispositive power 0; aggregate amount beneficially owned 6,102,992 (9.9% of the class)
  Comment: Note to Row 5: An aggregate of 6,102,992 shares issuable upon conversion of Class B common stock, which are directly owned by A12 and A12SP. This total excludes an aggregate of 7,603,532 shares issuable upon conversion of Class B common stock held by A12 and A12SP due to the Conversion Restriction Agreement. A12A, the general partner of each of A12 and A12SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: An aggregate of 6,102,992 shares issuable upon conversion of Class B common stock, which are directly owned by A12 and A12SP. This total excludes an aggregate of 7,603,532 shares issuable upon conversion of Class B common stock held by A12 and A12SP due to the Conversion Restriction Agreement. A12A, the general partner of each of A12 and A12SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 61,072,992 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) an aggregate of 6,102,992 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by A12 and A12SP. This total excludes an aggregate of 7,603,532 shares issuable upon conversion of Class B common stock held by A12 and A12SP due to the Conversion Restriction Agreement.
- Accel Investors 2014 L.L.C. ("AI14"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 854,747; shared voting power 0; sole dispositive power 854,747; shared dispositive power 0; aggregate amount beneficially owned 854,747 (1.5% of the class)
  Comment: Note to Row 5: 854,747 shares issuable upon conversion of Class B common stock, all of which are directly owned by AI14.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 854,747 shares issuable upon conversion of Class B common stock, all of which are directly owned by AI14.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 55,824,747 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 854,747 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AI14.
- Accel XIV L.P. ("A14"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 41,134; shared voting power 0; sole dispositive power 41,134; shared dispositive power 0; aggregate amount beneficially owned 41,134 (0.1% of the class)
  Comment: Note to Row 5: 41,134 shares issuable upon conversion of Class B common stock, all of which are directly owned by A14. Accel XIV Associates L.L.C. ("A14A"), the general partner of A14, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 41,134 shares issuable upon conversion of Class B common stock, all of which are directly owned by A14. A14A, the general partner of A14, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 55,011,134 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 41,134 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by A14.
- Accel XIV Strategic Partners L.P. ("A14SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,670; shared voting power 0; sole dispositive power 1,670; shared dispositive power 0; aggregate amount beneficially owned 1,670 (0% of the class)
  Comment: Note to Row 5: 1,670 shares issuable upon conversion of Class B common stock, all of which are directly owned by A14SP. A14A, the general partner of A14SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1,670 shares issuable upon conversion of Class B common stock, all of which are directly owned by A14SP. A14A, the general partner of A14SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 54,971,670 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 1,670 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by A14SP.
- Accel XIV Associates L.L.C. ("A14A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 42,804; shared voting power 0; sole dispositive power 42,804; shared dispositive power 0; aggregate amount beneficially owned 42,804 (0.1% of the class)
  Comment: Note to Row 5: 42,804 shares issuable upon conversion of Class B common stock, of which 41,134 are directly owned by A14 and 1,670 are directly owned by A14SP. A14A, the general partner of each of A14 and A14SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 42,804 shares issuable upon conversion of Class B common stock, of which 41,134 are directly owned by A14 and 1,670 are directly owned by A14SP. A14A, the general partner of each of A14 and A14SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 55,012,804 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 41,134 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by A14, plus (iii) 1,670 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by A14SP.
- Accel XIV Investors (2019) L.L.C. ("AI19"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,196; shared voting power 0; sole dispositive power 2,196; shared dispositive power 0; aggregate amount beneficially owned 2,196 (0% of the class)
  Comment: Note to Row 5: 2,196 shares issuable upon conversion of Class B common stock, all of which are directly owned by AI19.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 2,196 shares issuable upon conversion of Class B common stock, all of which are directly owned by AI19.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 54,972,196 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 2,196 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AI19.
- Accel Growth Fund IV L.P. ("AGF4"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,102,992; shared voting power 0; sole dispositive power 6,102,992; shared dispositive power 0; aggregate amount beneficially owned 6,102,992 (9.9% of the class)
  Comment: Note to Row 5: 6,102,992 shares issuable upon conversion of Class B common stock, all of which are directly owned by AGF4. This total excludes 8,164,694 shares issuable upon conversion of Class B common stock due to the Conversion Restriction Agreement. Accel Growth Fund IV Associates L.L.C. ("AGF4A"), the general partner of AGF4, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 6,102,992 shares issuable upon conversion of Class B common stock, all of which are directly owned by AGF4. This total excludes 8,164,694 shares issuable upon conversion of Class B common stock due to the Conversion Restriction Agreement. AGF4A, the general partner of AGF4, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 61,072,992 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 6,102,992 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AGF4. This total excludes 8,164,694 shares issuable upon conversion of Class B common stock held by AGF4 due to the Conversion Restriction Agreement.
- Accel Growth Fund IV Strategic Partners L.P. ("AGF4SP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 81,169; shared voting power 0; sole dispositive power 81,169; shared dispositive power 0; aggregate amount beneficially owned 81,169 (0.1% of the class)
  Comment: Note to Row 5: 81,169 shares issuable upon conversion of Class B common stock, all of which are directly owned by AGF4SP. AGF4A, the general partner of AGF4SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 81,169 shares issuable upon conversion of Class B common stock, all of which are directly owned by AGF4SP. AGF4A, the general partner of AGF4SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 55,051,169 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 81,169 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AGF4SP.
- Accel Growth Fund IV Associates L.L.C. ("AGF4A"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 6,102,992; shared voting power 0; sole dispositive power 6,102,992; shared dispositive power 0; aggregate amount beneficially owned 6,102,992 (9.9% of the class)
  Comment: Note to Row 5: An aggregate of 6,102,992 shares issuable upon conversion of Class B common stock, which are directly owned by AGF4 and AGF4SP. This total excludes an aggregate of 8,245,863 shares issuable upon conversion of Class B common stock held by AGF4 and AGF4SP due to the Conversion Restriction Agreement. AGF4A, the general partner of each of AGF4 and AGF4SP, may be deemed to have sole power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: An aggregate of 6,102,992 shares issuable upon conversion of Class B common stock, which are directly owned by AGF4 and AGF4SP. This total excludes an aggregate of 8,245,863 shares issuable upon conversion of Class B common stock held by AGF4 and AGF4SP due to the Conversion Restriction Agreement. AGF4A, the general partner of each of AGF4 and AGF4SP, may be deemed to have sole power to dispose of these shares.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 61,072,992 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) an aggregate of 6,102,992 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AGF4 and AGF4SP. This total excludes an aggregate of 8,245,863 shares issuable upon conversion of Class B common stock held by AGF4 and AGF4SP due to the Conversion Restriction Agreement.
- Accel Growth Fund Investors 2016 L.L.C. ("AI16"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 682,419; shared voting power 0; sole dispositive power 682,419; shared dispositive power 0; aggregate amount beneficially owned 682,419 (1.2% of the class)
  Comment: Note to Row 5: 682,419 shares issuable upon conversion of Class B common stock, all of which are directly owned by AI16.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 682,419 shares issuable upon conversion of Class B common stock, all of which are directly owned by AI16.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 11: Based on 55,652,419 shares of Class A common stock, calculated as follows, (i) 54,970,000 shares of Class A common stock outstanding after the Issuer's initial public offering, as reported in the Prospectus, plus (ii) 682,419 shares of Class A common stock issuable upon conversion of shares of Class B common stock held by AI16.

## Item 1. Issuer
Name of issuer: Netskope, Inc.
Address of issuer's principal executive offices: 2445 Augustine Drive 3rd Floor Santa Clara, CA, 95054

## Item 2. Person Filing
Name of person filing:
This joint Schedule 13G is being filed by Accel XII L.P. ("A12"), Accel XII Strategic Partners L.P. ("A12SP"), Accel XII Associates L.L.C. ("A12A"), Accel Investors 2014 L.L.C. ("AI14"), Accel XIV L.P. ("A14"), Accel XIV Strategic Partners L.P. ("A14SP"), Accel XIV Associates L.L.C. ("A14A"), Accel XIV Investors (2019) L.L.C. ("AI19"), Accel Growth Fund IV L.P. ("AGF4"), Accel Growth Fund IV Strategic Partners L.P. ("AGF4SP"), Accel Growth Fund IV Associates L.L.C. ("AGF4A"), and Accel Growth Fund Investors 2016 L.L.C. ("AI16"). The foregoing entities are collectively referred to as the "Reporting Persons." Although Eric Wolford, a member of the Issuer's board of directors, is affiliated with certain affiliates of A12, A12SP, AI14, A14, A14SP, AI19, AGF4, AGF4SP, and AI16 (collectively, the "Accel Funds"), he does not have voting or dispositive power with respect to the shares owned by the Accel Funds referenced on this Schedule 13G.

A12A, the general partner of each of A12 and A12SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by each of A12 and A12SP. A14A, the general partner of each of A14 and A14SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by each of A14 and A14SP. AGF4A, the general partner of each of AGF4 and AGF4SP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by each of AGF4 and AGF4SP.
Address of principal business office or, if none, residence:
Accel
500 University Avenue
Palo Alto, CA 94301
Citizenship: A12, A12SP, A14, A14SP, AGF4, and AGF4SP are Delaware limited partnerships. A12A, AI14, A14A, AI19, AGF4A, and AI16 are Delaware limited liability companies.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of A12, A12SP, A14, A14SP, AGF4, and AGF4SP, and the limited liability company agreements of A12A, AI14, A14A, AI19, AGF4A, and AI16, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Agreement of Joint Filing

## Signatures
- Accel XII L.P. ("A12"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XII Strategic Partners L.P. ("A12SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XII Associates L.L.C. ("A12A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel Investors 2014 L.L.C. ("AI14"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XIV L.P. ("A14"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XIV Strategic Partners L.P. ("A14SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XIV Associates L.L.C. ("A14A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel XIV Investors (2019) L.L.C. ("AI19"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel Growth Fund IV L.P. ("AGF4"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel Growth Fund IV Strategic Partners L.P. ("AGF4SP"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel Growth Fund IV Associates L.L.C. ("AGF4A"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
- Accel Growth Fund Investors 2016 L.L.C. ("AI16"): Jaspreet Singh, Jaspreet Singh, Attorney-in-fact (11/13/2025)
Comment: Signed pursuant to a Power of Attorney already on file with the appropriate agencies.